Exhibit 99.4

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT
BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS
AS PRIVATE OR CONFIDENTIAL. THE OMISSIONS HAVE BEEN INDICATED BY “[***]”.

MASTER LICENCE AND SUPPLY AGREEMENT

This Master Licence and Supply Agreement (“Agreement”) is made on 22nd of May 2023 (“Signature Date”), by

(1)	Alvotech hf., a limited liability company duly incorporated and existing under the laws of the Republic of Iceland, having its principal place of business at Saemundargata 15-19, 101 Reykjavik, Iceland and registered under number 710113-0410 (“Alvotech”);

and

(2)	Mercury Pharma Group Limited (trading as Advanz Pharma Holdings), a company organised and existing under the laws of England and Wales with its head office at Capital House, 85 King William Street, London, EC4N 7BL, United Kingdom and registered under number 02330913 (“ADVANZ”).

WHEREAS:

(A)	Alvotech develops and manufactures biosimilar products, and develops Dossiers (defined below) intended for use in the registration and marketing of such biosimilar products.

(B)	ADVANZ is a global pharmaceutical company interested in exclusively licensing the right to use such Dossiers and register and market such biosimilar products from time to time.

(C)	ADVANZ and Alvotech each wish to set out in this Agreement the terms and conditions under which individual Products (defined below) shall be licensed and supplied from time to time.

THE PARTIES AGREE as follows:

1	Definitions

In this Agreement:

1.1	“Acceptable Update” shall have the meaning provided in Clause 13.1;

1.2	“Acceptance Notice” shall have the meaning provided in Clause 5.4;

1.3	“Active Pharmaceutical Ingredient” for a Product, has the meaning set out in the applicable Product Schedule;

1.4	“ADVANZ’s Representatives” shall have the meaning provided in Clause 25.2;

1.5	“Affiliate” means, with respect to a party, any party that controls, is controlled by or is under common control with such party. For the purposes of this definition only, “control” means (a) to possess, directly or indirectly, the power to direct the management or policies of a party, whether through ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise, or (b) to own, directly or indirectly, fifty percent or more of the outstanding voting securities or other ownership interest of such party. In the case of ADVANZ, this definition shall exclude any entities which are under common control with ADVANZ solely as a result of being controlled by Nordic Capital branded or associated investment or management vehicles;

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1.6	“Alliance Manager” shall have the meaning provided in Clause 7.4(a);

1.7	“Alvotech’s Representatives” shall have the meaning provided in Clause 25.1;

1.8	“Anti-Corruption Laws” means laws, regulations, or orders prohibiting the provision of a financial or other advantage for a corrupt purpose or otherwise in connection with the improper performance of a relevant function, including without limitation, the Corruption of Foreign Public Officials Act (CFPOA), the US Foreign Corrupt Practices Act (FCPA), the UK Bribery Act 2010, and similar laws governing corruption and bribery, money laundering and terrorism;

1.9	“Audit Concern Notice” shall have the meaning provided in Clause 4.9;

1.10	“Audit OK Date” means the first Business Day when any right for ADVANZ to terminate this Agreement in respect of the Product concerned under Clauses 4.8 and 4.10 has expired without any notice to terminate having been given;

1.11	“Business Day” means a day other than a Saturday, Sunday or a day that is a bank holiday in Iceland or England;

1.12	“cGMP” means, to the extent applicable for the Manufacture of the Product, current good manufacturing practices as required by the applicable laws in the European Union at the time which Manufacturing is conducted in accordance with this Agreement;

1.13	“Clinical Studies” for a Product, has the meaning set out in the applicable Product Schedule;

1.14	“Collection Date” means the date notified in writing by Alvotech to ADVANZ when a delivery of a Product is ready for collection by ADVANZ from the Delivery Facility;

1.15	“Commercially Reasonable Efforts” means that the party obliged to perform any act or undertake any activity by using “Commercially Reasonable Efforts” shall [***];

1.16	“Commercial Milestones” for a Product, has the meaning set out in the applicable Product Schedule;

1.17	“Commercial Milestone Payments” for a Product, has the meaning set out in the applicable Product Schedule;

1.18	“Competing Product” means a product which has the same Active Pharmaceutical Ingredient, in the same dosage form and presentation as the applicable Product or the applicable Line Extension, but not for any Line Extension in respect of which rights for ADVANZ have lapsed in accordance with Clause 5.4;

1.19	“Confidential Information” means all data and information, in written, electronic or whatever other form, whether supplied before or after the date of this Agreement by or on behalf of the Disclosing Party to the Recipient (or anyone on its behalf), whether related to or comprised in IPR or Know-How, in relation to each Product or its Manufacture and/or the Disclosing Party’s or its Affiliates’ research, development, regulatory (including any template or formatting with respect to a Dossier), manufacturing, marketing or any other general business plans or activities;

1.20	“Confirmed Order” shall have the meaning provided in Clause 13.4;

1.21	“Consideration” means the Upfront Payment and Development Milestone Payment(s);

1.22	“Consolidated Gross Margin” for a Product, has the meaning set out in the applicable Product Schedule;

1.23	“Critical Finding” means a deficiency, or a series of deficiencies, which has affected, or leads to a significant risk of affecting the quality of products, process and/or regulatory compliance and/ or violating quality standards as defined by cGMP which may lead to regulatory action and/or potential impact on product quality requiring immediate corrective action;

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1.24	“Data” means reports of non-clinical and clinical studies, and all other documentation, including but not limited to protocols, results, interactions with the Regulatory Authorities as they relate to the Clinical Studies and all data containing or embodying any pre-clinical, clinical or chemistry, manufacturing and controls (CMC) data relating to the applicable Product or the use of the applicable Product that is (a) developed as a result of conducting the Development Plan and (b) required for the MA Application and the maintenance of the MA in the Territory;

1.25	“Delivery Facility” for a Product, has the meaning set out in the applicable Product Schedule (and which shall, unless otherwise agreed by the parties, always be in an EEA Country);

1.26	“Development Milestone Payment(s)” for a Product has the meaning set out in the applicable Product Schedule;

1.27	“Development Plan” means, for any Product, the development activities to be conducted by Alvotech as set out in Annex 1 to the applicable Product Schedule, or as provided according to, and, in all cases, as updated in accordance with, Clause 4.3;

1.28	“Disclosing Party” means the party which discloses Confidential Information to the other party under this Agreement;

1.29	“Dossier” means the complete dossier of data, information and Know-How relating to the applicable Product, as will become available from Alvotech following conduct of the Development Plan in e-CTD format according to the European Union requirements;

1.30	“EEA Countries” means Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain and Sweden;

1.31	“Ethical Business Conduct” means all applicable international, national and local laws, statutes, regulations and codes relating to taxation, exchange controls, customs matters, bribery, modern slavery, corruption, competition law, money laundering, trade sanctions, financial sanctions and criminal matters;

1.32	“European Countries” means the EEA Countries, the United Kingdom and Switzerland;

1.33	“Executives” shall have the meaning provided in Clause 7.2(b);

1.34	“Floor Price” shall have the meaning set out in the applicable Product Schedule as adjusted as necessary in accordance with Clause 20.7 and any other applicable provisions of this Agreement;

1.35	“Force Majeure” means any event (a) that is beyond the control of the affected party, (b) that could not have reasonably been foreseen by the affected party, and (c) the effects of which could not be reasonably avoided or overcome by the affected party, all of which prevent or delay the performance of the affected party’s obligations under this Agreement, including, without limitation, acts of God, fire, flood, war, epidemic, destruction of production or transportation facilities, accidents, riot or insurrection, floods, embargoes, injunction, or restraints of government;

1.36	“Gross Margin Percentage” shall mean the gross margin (expressed as a percentage) achieved by sale of the applicable Product that will be calculated according to the following formula: [***];

1.37	“Half Year” shall mean each and every period of six (6) months commencing on 1 January and 1 July;

1.38	“Initial Audit Period” shall have the meaning provided in Clause 4.9;

1.39	“Initial Term” for a Product, has the meaning set out in the applicable Product Schedule;

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1.40	“Invoice Price” shall have the meaning provided in Clause 20.1;

1.41	“IPR” means all intellectual property rights, whether registered or unregistered, in all countries of the world including, without limitation:

(a)	patents, supplementary protection certificates, utility models, rights in inventions, rights in domain names, registered designs, unregistered rights in designs, technical information, copyrights and neighbouring rights, rights in performances, database rights, rights in Know-How and, in each case, rights of a similar or corresponding character; and

(b)	all applications and rights to apply for the protection of any of the rights referred to in Clause 1.41(a), including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection that subsist or will subsist now or in the future;

1.42	“Joint Steering Committee” or “JSC” shall have the meaning provided in Clause 7.1(a);

1.43	“Know-How” means (i) all technical information or data relating to the applicable Product, including the Data, whether protected by IPR or not, including but not limited to technology, processes, specifications, formulas, procedures, techniques, practices and instructions of, and scientific, analytical and technical data and studies for, the synthesis, manufacturing, pharmaceutical processing, formulation, packaging, labelling, storage and/or transportation of such Product, and/or (ii) non-clinical and/or clinical data and studies relating to such Product;

1.44	“Launch Date” means the date on which ADVANZ (or its Affiliate or distributor) actually launches a Product for sale in a country of the Territory in accordance with Clause 11.5;

1.45	“Launch Plan” shall have the meaning provided in Clause 11.4;

1.46	“Line Extension” for a Product, either has the meaning set out in the applicable Product Schedule or, where none is set out therein, any formulation, indication or presentation of the Active Pharmaceutical Ingredient for such Product other than the formulation(s), indication(s) or presentation(s) in the applicable Product Schedule;

1.47	“Loss” shall have the meaning provided in Clause 23.16;

1.48	“MA” or “Marketing Authorisation” means the marketing authorisation, being the official authorisation based on the Dossier to market and sell the applicable Product(s) in the applicable country(ies) of the Territory as granted by the appropriate Regulatory Authorities;

1.49	“MA Application” means the application to be submitted by ADVANZ in the applicable Territory to obtain a MA for the applicable Product;

1.50	“Manufacture” means all the activities relating to the preparation and production of the Product in final form, including but not limited to production, quality control, quality assurance, packaging, labelling, testing, release (in accordance with Article 51 of EU Directive 2001/83/EC) and any other relevant cGMP activity;

1.51	“Manufacturing Facility” for a Product, has the meaning set out in the applicable Product Schedule;

1.52	“MOQ” for a Product, has the meaning set out in the applicable Product Schedule; 21.6

1.53	“Net Sales” shall mean, [***];

1.54	“Net Selling Price” shall mean, [***];

1.55	“New Facility” shall have the meaning provided in Clause 21.6;

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1.56	“Offer Notice” shall have the meaning provided in Clause 5.4;

1.57	“Order Value” shall have the meaning provided in Clause 13.17;

1.58	“Other Countries” for a Product, has the meaning set out in the applicable Product Schedule;

1.59	“Patent Response Action” shall have the meaning provided in Clause 23.1(e);

1.60	“Patents Committee” or “PC” shall have the meaning provided in Clause 7.3(a);

1.61	“Payment” shall have the meaning provided in Clause 23.16;

1.62	“Phase I Study” for a Product, has the meaning set out in the applicable Product Schedule;

1.63	“Phase III Study” for a Product, has the meaning set out in the applicable Product Schedule;

1.64	“Product” for a Product, has the meaning set out in the applicable Product Schedule and includes the Active Pharmaceutical Ingredient as stated in such Product Schedule and any indications of such Product that are approved for the originator product after the applicable Product Schedule Signature Date and added to the indications for the Product without requiring Alvotech to undertake any additional development work;

1.65	“Product Schedule” means a schedule which sets out the details, terms and conditions applicable to the license and supply of a Product in the form set out in Schedule 1;

1.66	“Product Schedule Signature Date” has the meaning stated in Clause 3.4;

1.67	“Product Schedule Term” for a Product, has the meaning set out in the applicable Product Schedule;

1.68	“Quarter” shall mean each and every period of three (3) months commencing on 1 January, 1 April, 1 July and 1 October, and “Quarterly”, shall be construed accordingly;

1.69	“Recipient” means the party which receives Confidential Information from the other party under this Agreement;

1.70	“Regulatory Authority” means the regulatory authorities in the Territory responsible for any activity related to the registration, Manufacture, supply or marketing of the Product;

1.71	“Relevant Proportion” shall have the meaning provided in Clause 13.14;

1.72	“Remedy Period” has the meaning stated in Clause 4.7;

1.73	“Renewal Term” for a Product, has the meaning set out in the applicable Product Schedule;

1.74	“Sanctions” shall have the meaning provided in Clause 36.1;

1.75	“SDEA” shall have the meaning provided in Clause 18.1;

1.76	“Shelf Life” for a Product, has the meaning set out in the applicable Product Schedule;

1.77	“Signature Date” means the date of this Agreement, as mentioned above;

1.78	“Specifications” means the specifications included in the Dossier (as amended from time to time) and relating to the composition and Manufacture of the Product;

1.79	“Supply Price” for a Product, has the meaning set out in the applicable Product Schedule;

1.80	“Target Date” for a Product, has the meaning set out in the applicable Product Schedule;

1.81	“Technical Agreement” means the agreement between the parties involved in the Manufacture of the Product, detailing the division of quality control and quality assurance responsibilities relating to the Products;

1.82	“Term” shall have the meaning provided in Clause 28.1;

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1.83	“Territory” for a Product, has the meaning set out in the applicable Product Schedule;

1.84	“Third Party” means any legal entity other than the parties to this Agreement and their respective Affiliates;

1.85	“Upfront Payment” for a Product, has the meaning set out in the applicable Product Schedule; and

1.86	“Year” means each period of twelve (12) months starting on the first Launch Date in any country of the Territory and then each period of twelve (12) months starting on each anniversary of such Launch Date.

2	Interpretation

2.1	Reference in this Agreement to any Clause, Schedule or paragraph is a reference to a Clause Schedule or paragraph of this Agreement, and reference to this Agreement includes any Schedule to this Agreement.

2.2	The Clause, Schedule and paragraph headings in this Agreement are for convenience only and shall not affect its construction.

2.3	A reference to a particular law or regulation is a reference to it as amended, extended or re-enacted from time to time and includes any subordinate legislation made from time to time under that legislation or legislative provision.

2.4	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

2.5	Unless the context otherwise requires, words in the singular include the plural and, in the plural, include the singular.

2.6	Any words following the terms ‘including’, ‘include’, ‘in particular,’ ‘for example’ or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

2.7	Where reference is made in this Agreement to a right to ‘terminate’ or “termination” in this Agreement such reference shall be construed to include a right to terminate or terminate on a Product by Product basis unless expressly stated otherwise.

2.8	References to ‘written’ or ‘writing’ include emails other than in the case of any notice of termination or breach which shall be sent in accordance with Clause 33.

2.9	Nothing in this Agreement shall in any way restrict or limit any obligation of either party to mitigate any loss they may suffer in consequence of any breach by the other party of the terms on this Agreement, in consequence of any matter giving rise to a claim against the other party or otherwise in connection with this Agreement.

3	Product Schedule

3.1	The parties may from time to time agree a Product Schedule applicable only to the Product(s) to be licensed under that Product Schedule (unless otherwise expressly provided). The parties agree that Products shall be licensed and supplied in accordance with the terms of this Agreement and in particular the applicable Product Schedule.

3.2	When executed, each Product Schedule will be deemed to be incorporated into and form part of this Agreement and will not form a separate contract.

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3.3	If there is any inconsistency or conflict between the provisions of any Product Schedule and the provisions of this Agreement (other than the Product Schedule), unless otherwise specified in a Product Schedule, the provisions of this Agreement (other than the Product Schedule) will prevail to the extent of that inconsistency or conflict.

3.4	Once a Product Schedule has been agreed and validly executed by the parties (the date of which (and, where more than one date is shown on a Product Schedule, then the later of which dates) shall be known as the “Product Schedule Signature Date”), no amendment will be made to a Product Schedule except in accordance with Clause 34.1.

4	Development Plan and Audit of Dossier

4.1	[***] prior to completing the Dossier for each Product, the parties shall meet to consider the commercial viability of such Product. If the parties agree that the Product is no longer commercially viable, the parties shall use Commercially Reasonable Efforts to discuss and explore in good faith all options for ensuring that the Product is commercially viable. Whether or not the Product is commercially viable, both parties shall use Commercially Reasonable Efforts to find a solution which is mutually acceptable.

4.2	Alvotech shall, at its sole cost, use Commercially Reasonable Efforts to conduct the Development Plan and complete the Dossier with all information and Data to the extent that Alvotech, having exercised its Commercially Reasonable Efforts, believes that the completed Dossier, when used as the basis for MA applications in the EEA Countries, has a reasonable prospect of being approved by the applicable Regulatory Authorities, subject to their usual procedures and processes.

4.3	In any case where a Product Schedule is signed without a Development Plan attached as Annex 1, Alvotech undertakes to provide to ADVANZ a development plan for the Product concerned as soon as reasonably practicable and no later than the date set out in the applicable Product Schedule (or such later date as shall be mutually agreed by the JSC). For the avoidance of doubt, such provided development plan shall be regarded as the Development Plan for such Product. Alvotech shall provide to ADVANZ any updates to a Development Plan (to include updated timelines which facilitate provision of the Dossier by the Target Date) as necessary from time to time.

4.4	ADVANZ shall be responsible for any addition to and/or adaption of the Dossier in order to comply with the requirements of any of the Other Countries.

4.5	Alvotech shall keep ADVANZ informed on the progress of the Development Plan, and shall promptly report to ADVANZ any and all material issues which occur and/or are reasonably foreseen which could delay the Dossier delivery timeline.

4.6	Upon completion of each module or agreed parts of the Dossier, Alvotech shall as soon as reasonably possible or according to a plan as mutually agreed, share the applicable module with ADVANZ for review. ADVANZ shall have [***] (unless otherwise agreed by the parties), to review the relevant module, and to provide comments to Alvotech (including, but not limited to, recommendations to undertake additional studies or data), which Alvotech shall consider at its discretion. If ADVANZ notifies Alvotech that it requires more than the permitted [***] or more, if agreed by the parties, to review the applicable module of the Dossier, such additional time shall be subject to Alvotech’s approval not to be unreasonably withheld, delayed or conditioned.

4.7	Alvotech shall use Commercially Reasonable Efforts to deliver a copy of the complete Dossier in electronic format, to ADVANZ, in the English language by the Target Date. Alvotech shall provide Quarterly updates as to the progress of the Development Plan and compilation of the Dossier to ADVANZ, setting out the main activities, milestones and timelines. Notwithstanding the

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foregoing, Alvotech shall provide the key results of the Clinical Studies to ADVANZ as they become available. Alvotech shall use Commercially Reasonable Efforts to deliver the Dossier no later than [***] after the Target Date (“Remedy Period”). Save for Module 1, which it can modify upon written notice to Alvotech, ADVANZ shall not modify the Dossier after it has been delivered to ADVANZ without Alvotech’s prior written consent.

4.8	If, in respect of any Product:

(a)	the primary endpoints for the applicable Clinical Studies remain unmet; or

(b)	the applicable complete Dossier is not transmitted by Alvotech to ADVANZ by the expiry of the Remedy Period or a later date as expressly agreed to in writing by ADVANZ; or

(c)	Alvotech has not commenced any applicable Clinical Study by a date which enables such Clinical Study to be concluded and the applicable complete Dossier to be transmitted to ADVANZ before expiry of the Remedy Period or a later date expressly agreed to in writing by ADVANZ,

ADVANZ shall be entitled to terminate this Agreement in respect of the Product(s) concerned with [***] prior written notice.

4.9	After the complete Dossier has been transmitted to ADVANZ, ADVANZ shall as soon as reasonably possible (and within no more than [***] conduct a final audit of the complete Dossier (“Initial Audit Period”) and share any critical findings and concerns with Alvotech on the information contained in the Dossier or the compilation of the Dossier as a whole, by issuing a notice in writing to Alvotech with details of such findings and concerns (“Audit Concern Notice”). If Alvotech does not receive any notice from ADVANZ within such Initial Audit Period, the results of the audit shall be deemed to have been satisfactory and accepted by ADVANZ.

4.10	If ADVANZ serves an Audit Concern Notice on Alvotech, regarding the Dossier, within the Initial Audit Period then, at ADVANZ’s request, Alvotech shall permit an independent third party expert appointed by mutual agreement of the parties (acting reasonably) to audit the Dossier. If ADVANZ’s critical findings and concerns as set out in the applicable Audit Concern Notice are supported by the independent third party expert appointed in accordance with this Clause 4.10, or if such independent third party expert finds additional critical findings or concerns such that ADVANZ (acting at its own discretion) does not wish to proceed any further with the Product concerned, ADVANZ may at the same time give Alvotech written notice to terminate this Agreement in respect of such Product with immediate effect. Alternatively, ADVANZ may, within such Initial Audit Period, notify Alvotech that it wishes to discuss its findings and concerns and find a solution. The parties will discuss in good faith any such solution and if, within a period of [***] (or such longer period as the parties mutually agree in writing) from the date that ADVANZ so notifies Alvotech, no resolution has been found, then, before the end of such period, ADVANZ shall have the right to terminate this Agreement in respect of such Product with immediate effect upon written notice to Alvotech.

4.11	If ADVANZ does not terminate this Agreement in respect of a Product within the period permitted under Clauses 4.8 or 4.10, then ADVANZ shall proceed to apply for MAs in respect of such Product as provided in Clause 10.

4.12	If this Agreement is terminated under Clauses 4.8 or 4.10, then, in relation to each Product(s) in respect of which termination occurs:

(a)	ADVANZ shall immediately return the relevant Dossier(s) (and any other Confidential Information provided by Alvotech) to Alvotech;

(b)	in case ADVANZ (i) terminates this Agreement in respect of a Product in accordance with Clause 4.8, or (ii) can demonstrate (with the agreement of the independent third

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party expert appointed according to Clause 4.10) that the reason for termination of this Agreement in respect of a Product in accordance with Clause 4.10 was due to a material inadequacy in the Dossier as delivered by Alvotech, Alvotech shall refund all payments received from ADVANZ in relation to the applicable Product(s) pursuant to Clause 6.1 within [***] of ADVANZ’s notice of termination unless otherwise expressly stated in the relevant Product Schedule;

(c)	ADVANZ shall have no further rights under this Agreement or in any other way with respect to the Dossier(s) and the Product(s); and

(d)	neither party shall have any further obligations to each other under this Agreement, as it relates to the applicable Product(s), except for those provisions which are intended to survive termination.

4.13	No later than [***] prior to submitting the Dossier, Alvotech shall inform ADVANZ of the identity of all subcontractors which it proposes to involve in the Manufacture, or otherwise in the supply chain, of the Product.

5	Granting of Rights

5.1	Subject to all other terms and conditions of this Agreement, Alvotech grants to ADVANZ, its Affiliates and appointed sublicensees and subcontractors an exclusive, subject to Clauses 5.2 and 29.2, licence under all Know-How and IPR as developed or owned by or licensed to Alvotech and any of its Affiliates for each Product and necessary or useful for ADVANZ:

(a)	to use the Dossier to obtain, either in its own name, or in the name of an Affiliate, and maintain [***] MAs for the Product in each country of the Territory;

(b)	to market, promote, sell and distribute the Product in the Territory; and

(c)	to perform its obligations under this Agreement.

5.2	Subject to all other terms and conditions of this Agreement, the exclusivity granted in Clause 5.1 shall continue separately for each Product so long as ADVANZ and its Affiliates are taking supplies of such Product, and Alvotech (or any of its Affiliates) continue to supply such Products, in accordance with the terms of this Agreement. At all other times, for the Product concerned, this Agreement shall be non-exclusive.

5.3	For the avoidance of doubt, and without prejudice to the rights for ADVANZ to use the Dossier for the purposes of, and as set out in, this Clause 5, it is acknowledged that, as between the parties, Alvotech retains full ownership of all and any IPR in respect of all Products and the Dossiers, excluding (for the avoidance of doubt) any ADVANZ trademark used for selling, promoting, marketing and/or distributing the Products in the Territory and any IPR generated by or on behalf of ADVANZ pursuant to Clauses 10.3 and 10.4.

5.4	If Alvotech (or any of its Affiliates) successfully develop (or have developed or take under licence) a Line Extension, Alvotech shall give written notice to ADVANZ offering to include such Line Extension as an additional presentation of the applicable Product within the scope of this Agreement for the Territory and having the same exclusive rights as available for such Product under this Agreement (“Offer Notice”). The Offer Notice shall include all reasonably necessary technical details, and the proposed floor price for the Line Extension. The Offer Notice may include a proposal for consideration by way of a capital sum and/or royalty for any Line Extension. Alvotech shall ensure that the floor price offered for any Line Extension specifically mentioned in the relevant Product Schedule is based, in all material respects, [***]. ADVANZ shall have [***] (or longer if agreed to by the parties in writing) to consider the offer under the Offer Notice. For the [***] following the Offer Notice, Alvotech shall actively engage with

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ADVANZ. If Alvotech fails to respond to ADVANZ’s reasonable questions in a timely manner or ADVANZ’s requests for discussions, then ADVANZ shall have an additional [***] to consider the Offer Notice. Within[***] (as applicable) of the Offer Notice (or such longer period as the parties agree in writing), ADVANZ shall notify Alvotech in writing if it accepts the Offer Notice (“Acceptance Notice”) or not. If ADVANZ accepts the Offer Notice, then both parties shall sign an addendum for inclusion of such Line Extension into the “Product” definition of the relevant Product Schedule and with the exception of the new “Product” definition and the new floor price, except as may be reasonably necessary to comply with the terms of the Offer Notice and any terms of the Acceptance Notice as agreed to in writing by Alvotech, none of the terms of this Agreement shall change. If (a) ADVANZ fails to reply to the Offer Notice within the required time, or (b) ADVANZ rejects the Offer Notice, then any right of first refusal for the Line Extension concerned shall lapse and be of no further effect. However, for a period of [***] from the date when such right of first refusal lapses, Alvotech shall not offer to any Third Party rights in respect of such Line Extension on terms and conditions which are overall more favourable than the terms and conditions which would have applied had ADVANZ accepted the relevant Offer Notice.

6	Consideration

6.1	In consideration for being granted the rights in accordance with Clause 5, ADVANZ shall pay to Alvotech:

(a)	the Consideration; and

(b)	subject to Clause 6.2, the Commercial Milestone Payments,

in each case as specified in, and in accordance with the terms set out in, the applicable Product Schedule.

6.2	ADVANZ shall notify Alvotech of the achievement of a Commercial Milestone in writing within [***] following the achievement of each such Commercial Milestone.

6.3	All above amounts referred to from Clause 6.1 shall be invoiced to ADVANZ and such invoices shall be sent electronically, in PDF form, to [***]. Invoices shall be paid within 30 Business Days of their receipt.

6.4	[***]

7	Governance

7.1	The Joint Steering Committee

(a)	JSC. Both parties agree to establish a joint steering committee to exchange information, coordinate, and monitor the development, regulatory approval process, Manufacture, supply, safety concerns, commercial viability, Launch Plan and ongoing commercialisation of the Products (“Joint Steering Committee” or “JSC”).

(b)	Establishment of the JSC. Promptly following the Signature Date, the parties shall establish the JSC, to be composed of an equal number of representatives from Alvotech and ADVANZ and of up to [***] representatives of each party, unless another number is agreed between the parties. These representatives shall have appropriate technical credentials, experience and knowledge, and ongoing familiarity with the Product(s) and sufficient seniority within the applicable party consistent with the scope of the JSC’s responsibilities. A party’s representatives will be appointed and may be replaced by such party on written notice to the other party, provided, however,

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that each party will use Commercially Reasonable Efforts to ensure continuity of its representatives on the JSC. The JSC has the right to appoint sub-groups or working parties to deal with specific issues as detailed by the JSC, and to work according to terms set down by the JSC.

(c)	Meetings. The JSC will coordinate and schedule JSC meetings, such meetings to take place at least Quarterly, or as otherwise decided by the JSC. JSC meetings may be conducted in person, by telephone or videoconference. The JSC will have a quorum if at least [***] representatives of each party are present or participating. The parties will endeavour to schedule meetings of the JSC at least [***] in advance. Each party may invite guests to certain items on the agenda of the meetings, with reasonable prior notice, in order to discuss special technical or commercial topics. Members of the JSC and any guests will be subject to the confidentiality obligations in this Agreement. No guest shall have the right to vote at such meeting. In advance of any JSC meetings, the parties will exchange relevant information and data. The JSC shall be co-chaired by one representative of ADVANZ and one representative of Alvotech. The co-chairs shall have the responsibilities set forth in Clause 7.1(d), but shall have no additional powers or rights beyond those held by the other JSC representatives.

(d)	Agendas and Meeting Minutes. The co-chairs shall be responsible for agreeing upon and distributing an agenda for each meeting of the JSC, so far as reasonably possible, at least [***] in advance of any such meeting. Each party shall have the right to request the co-chairs to include any matter or issue related to the development, regulatory approval process, Manufacture, supply or commercialisation of the Product(s) on the agenda for a JSC meeting, which requests shall be accommodated by the co-chairs. At least [***], the JSC shall undertake a review of potential Line Extensions for all Products. The co-chairs shall alternate responsibility for generating and issuing minutes of each JSC meeting, which shall include a summary of any actions agreed at the meetings. The minutes will be issued in draft form and provided to the Alliance Managers and the JSC representatives of each party for review. Any corrections or comments shall be provided to the co-chair with responsibility for preparing the minutes within [***] after the draft minutes are issued, and such co-chair shall then issue the approved (or, if no comments are provided within such[***] period, deemed approved) minutes in final form to the Alliance Managers and the JSC representatives of each party.

(e)	Decisions. The JSC will make decisions (i) by consensus of the members present at a meeting at which a quorum exists, with each party’s representatives collectively having [***], or (ii) by a written resolution signed by all JSC members, or (iii) by email confirmation from all JSC members.

7.2	Disputes

(a)	Each party shall require its members on the JSC to act in good faith in order to facilitate good communication and use their endeavours to ensure that all decisions of the JSC are taken in accordance with the requirements of this Agreement. It is the intent of both parties that all work of the JSC be conducted in a highly cooperative, collaborative manner with open communication.

(b)	In the event an issue arises within the responsibility of the JSC on which the JSC, after a good faith effort, cannot reach consensus over a period of [***], such dispute shall be promptly referred for resolution to Alvotech’s CEO and to ADVANZ’s CEO (these executives collectively, the “Executives”). The Executives shall meet within [***] following the date of the relevant referral. If the Executives cannot resolve such disagreement in an acceptable manner within a further [***] period after such

11  |  55

meeting (or such longer period as mutually agreed upon by the parties), then, subject to Clause 7.2(a)): (i) Alvotech shall have the final decision-making authority with respect to the development and Manufacture of the applicable Product, and (ii) ADVANZ shall have final decision-making authority with respect to the MA Application process and commercialisation of the applicable Product in the applicable Territory.

7.3	Patents Committee

(a)	PC. Both parties agree to establish a patents committee (i) to exchange information and monitor any issues relating to Third Party patents or other IPR which may affect the development, registration, commercial impact (in accordance with Clause 7.3(e) below) or commercialisation of the Products in the Territory, (ii) to review and monitor any of the activities in relation to patent applications filed or granted as mentioned in Clause 22.1, and (iii) to undertake the tasks as specified in Clause 23 (“Patents Committee” or “PC”).

(b)	Establishment of the PC. Promptly following the Signature Date, the parties shall establish the PC, to be composed of an equal number of representatives from Alvotech and ADVANZ and of up to [***] representatives of each party, unless another number is agreed between the parties. These representatives shall have appropriate technical credentials, experience and knowledge, and ongoing familiarity with the Product(s) and sufficient seniority within the applicable party consistent with the scope of the PC’s responsibilities. A party’s representatives will be appointed and may be replaced by such party on written notice to the other party, provided, however, that each party will use Commercially Reasonable Efforts to ensure continuity of its representatives on the PC. The PC has the right to appoint sub-groups or working parties to deal with specific issues as detailed by the PC, and to work according to terms set down by the PC.

(c)	Meetings. The PC will coordinate and schedule PC meetings, such meetings to take place at least [***], or as otherwise decided by the PC. PC meetings may be conducted in person, by telephone or videoconference. The PC will have a quorum if at least [***] representative of each party is present or participating. The parties will endeavour to schedule meetings of the PC at least [***] in advance. Each party may invite guests to certain items on the agenda of the meetings, with reasonable prior notice, in order to discuss special technical or commercial topics. Members of the PC and any guests will be subject to the confidentiality obligations in this Agreement. No guest shall have the right to vote at such meeting. In advance of any PC meetings, the parties will exchange relevant information and data. The PC shall be co-chaired by one representative of ADVANZ and one representative of Alvotech. The co-chairs shall have the responsibilities set forth in Clause 7.3(d), but shall have no additional powers or rights beyond those held by the other PC representatives.

(d)	Agendas and Meeting Minutes. The co-chairs shall be responsible for agreeing upon and distributing an agenda for each meeting of the PC, so far as reasonably possible, at least [***] in advance of any such meeting. Each party shall have the right to request the co-chairs to include any matter or issue related to any Third Party patents that may affect the development, regulatory approval process, Manufacture, supply or commercialisation of the Product(s) on the agenda for a PC meeting, which requests shall be accommodated by the co-chairs. The co-chairs shall agree responsibility for generating and issuing any minutes of each PC meeting.

(e)	Commercial Impact. Before making any decision on any issue related to any Product which may have a commercial impact, the PC shall refer such issue to the JSC for guidance and then make its decision in accordance with the guidance given by the JSC.

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(f)	Decisions. Each party shall require its members on the PC to act in good faith in order to facilitate good communication and use their endeavours to ensure that all decisions of the PC are taken in accordance with the requirements of this Agreement. It is the intent of both parties that all work of the PC be conducted in a highly cooperative, collaborative manner with open communication. The PC will make decisions (i) by consensus of the members present at a meeting at which a quorum exists, with each party’s representatives collectively having [***], or (ii) by a written resolution signed by all PC members, or (iii) by email confirmation from all PC members.

7.4	Alliance Managers

(a)	Appointment. Each party shall appoint an employee who shall oversee interactions between the parties for all matters related to this Agreement (each an “Alliance Manager”). The Alliance Managers shall have the right to attend all JSC meetings as non-voting participants and may bring to the attention of the JSC any matters or issues either of them reasonably believes should be discussed, and shall have such other responsibilities as set forth in Clause 7.4(b) and elsewhere in this Agreement or as the parties may mutually agree. Each party may change its designated Alliance Manager from time to time upon notice to the other party.

(b)	Responsibilities of the Alliance Managers. The Alliance Managers will facilitate communication between the parties to assure a successful relationship between the parties. The Alliance Managers shall be the primary point of contact for the parties regarding the activities contemplated by this Agreement and shall facilitate all such activities hereunder, except to the extent such matters are coordinated by the JSC.

(c)	Meetings. Alliance Managers will coordinate necessary meetings at the required frequency to ensure good communication flow at each development, regulatory registration and commercialisation stage.

8	Alvotech’s Representations and Warranties

8.1	Alvotech represents and warrants to ADVANZ in respect of each applicable Product as at the applicable Product Schedule Signature Date as follows:

(a)	[***]

(b)	[***]

(c)	[***]

(d)	[***]

(e)	[***]

(f)	[***]

(g)	[***]

(i)	[***]

(ii)	[***]

8.2	Alvotech undertakes to ADVANZ in respect of each applicable Product as a continuing obligation at all times during the applicable Product Schedule Term as follows:

(a)	[***]

(b)	[***]

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(c)	[***]

(d)	[***]

(e)	[***]

(f)	[***]

(g)	[***]

(h)	[***]

(i)	[***]:

(i)	[***]

(ii)	[***]

(iii)	[***]

(iv)	[***]

8.3	Except as specifically stated in this Agreement, no other warranties or representations are given, directly or by implication, by or on behalf of Alvotech or its Affiliates.

9	ADVANZ’s Representations and Warranties

9.1	ADVANZ represents and warrants to and for the benefit of Alvotech that:

(a)	[***]

(b)	[***]

(i)	[***]

(ii)	[***]

(iii)	[***]

(iv)	[***]

9.2	ADVANZ undertakes to Alvotech in respect of each applicable Product as a continuing obligation at all times during the applicable Product Schedule Term that [***].

10	MAs for ADVANZ

10.1	Using the Dossier provided by Alvotech in accordance with Clause 4, as soon as reasonably possible, and no more than [***] after the Audit OK Date, ADVANZ shall, at its own cost and in its own name or the name of its Affiliate, apply for [***] MAs for each Product in the European Countries. ADVANZ shall also, subject to completion of any additional studies in accordance with the other applicable provisions of this Clause 10, and preparation of the necessary MA Applications, as soon as reasonably possible, at its own cost and in its own name or the name of its Affiliate, sublicensee or distributor, apply for [***] MAs for each Product in the Other Countries. ADVANZ will pursue each MA Application with reasonable diligence. ADVANZ shall inform Alvotech immediately as to the date when each MA Application is submitted and shall keep Alvotech informed as to progress and immediately when each MA is granted. Should the Regulatory Authorities reject or fail to grant a MA related to an application using the EU’s centralised procedure, within [***] (or such longer time as may be mutually agreed to by the parties) following the submission of the MA Application, ADVANZ shall, at its sole discretion, have the right to terminate this Agreement in respect of the Product for which an MA has not been granted upon [***] written notice to Alvotech. Alvotech would then have [***] to

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reimburse ADVANZ the full amount paid by ADVANZ pursuant to Clause 6.1 and set out in the applicable Product Schedule unless the Regulatory Authorities’ rejection or failure to grant a MA is attributable to any act or omission by ADVANZ, its Affiliates or anyone acting on their behalf which act or omission would on its own (and ignoring any act or mission of Alvotech or its Affiliates) result in such rejection or failure. ADVANZ shall (a) immediately return the Dossier and all other Confidential Information to Alvotech, and (b) have no further rights under this Agreement or in any other way with respect to the Dossier for the Product.

10.2	ADVANZ shall immediately provide Alvotech with copies of all communications received from and sent to any Regulatory Authority with respect to each applicable Product in relation to the applicable Territory, and in no event later than [***] after receipt of or sending the communication, as the case may be. Alvotech will assist ADVANZ in addressing any issues raised by the Regulatory Authorities and replying to assessment or deficiency letters issued by the Regulatory Authorities in relation to the applicable MA Applications, including, where reasonably requested by ADVANZ, attending meetings with the Regulatory Authorities. Furthermore, Alvotech shall, at the request of ADVANZ, use Commercially Reasonable Efforts to undertake any additional analytical work, assay transfers, or product testing as required by the Regulatory Authorities. ADVANZ shall make no response to the Regulatory Authorities without having previously discussed and agreed the response with Alvotech and/or any party designated by Alvotech. Alvotech shall use its Commercially Reasonable Efforts to provide ADVANZ with responses to any such letter, questions or issues requested or raised by the Regulatory Authorities within the timeframe agreed to by the parties, but no later than as required by the Regulatory Authorities. In the event that a Regulatory Authority requires additional information or studies (analytical, in vitro, in vivo, preclinical, clinical trials or similar) in order to successfully obtain a MA for the relevant Product:

(a)	in any of the EEA Countries, then Alvotech shall, at its cost, use its Commercially Reasonable Efforts to provide such additional information and/or undertake such additional studies; and

(b)	in any of the Other Countries, then Alvotech shall, at the request of ADVANZ, give full and reasonable consideration to such request(s), and, if reasonably possible, provide such additional information and/or undertake such additional studies in a timely manner.

10.3	If any request by ADVANZ or any other requirement under Clause 10.2 will, in respect to any Other Countries, result in any material cost or expense for Alvotech or its Affiliates, then ADVANZ shall pay, or reimburse Alvotech, for such cost and expense. Alvotech shall, at the request of ADVANZ provide ADVANZ with a timeline and an estimate of such cost or expense for approval by ADVANZ, and, in such case, Alvotech shall not incur any cost or expense until such estimate has been approved. Alvotech shall issue an invoice for the payment or reimbursement, which shall be sent electronically, in PDF form, to [***] along with the valid order number provided by ADVANZ. Payment shall be due within [***]. ADVANZ shall retain full ownership of all new IPR generated in accordance with this Clause 10.3.

10.4	ADVANZ shall not conduct any clinical study with the Products without the prior written consent of Alvotech. If permitted to do so, ADVANZ shall retain full ownership of all new IPR generated during such clinical studies. Alvotech will, to the extent it is able do so, and if it will be relevant for the registration or commercialisation of the applicable Product in the applicable Territory, inform ADVANZ about any additional clinical trial(s) which may be conducted in the future with the Product outside such Territory, including the clinical protocol, its final outcome and any other relevant information about the trial(s).

10.5	If, at any time during the Initial Term for a Product, ADVANZ decides to withdraw any application for a MA or any granted MA for such Product, ADVANZ shall inform Alvotech in due time before

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doing so. Save for any centralized MA granted by the European Medicines Agency, Alvotech may then request that, instead of making any such withdrawal, subject to Alvotech paying the necessary regulatory fees for transfer and reimbursement of registration fees, ADVANZ transfer such application or MA to Alvotech (or its nominee(s)). ADVANZ shall consider such request in good faith and provide Alvotech with its decision within [***].

10.6	ADVANZ is entitled to use the MAs obtained in each country of the applicable Territory for each Product pursuant to this Agreement at all times in the future without limitation for its own purposes to distribute, sell and market each such Product in each country of the applicable Territory, but subject always, as applicable, to the other provisions of this Agreement. However, ADVANZ shall not under any circumstances during the period of this Agreement nor at any time in the future (notwithstanding the termination of this Agreement for any reason), without the specific, previous written consent of Alvotech:

(a)	use the applicable Dossier to obtain more than [***] MAs for the Product concerned in each country of the applicable Territory;

(b)	use, or permit any other person to use, the applicable Dossier or the applicable MAs for the Product concerned to obtain any further registrations for such Product outside the Territory; or

(c)	use the applicable Dossier or the applicable MAs for the applicable Product as obtained pursuant to this Agreement for any purposes except as specifically stated in or permitted under this Agreement.

10.7	All rights to the MAs obtained by ADVANZ pursuant to this Agreement shall at all times, now and in the future, unless otherwise specifically stated in this Agreement, belong exclusively to ADVANZ.

10.8	ADVANZ will, at its sole discretion, use and register its own trademarks and/or its trade dress for all Products with the relevant authorities, which can then be used for selling and marketing all Products in their applicable Territory.

11	Supplies and Launch

11.1	ADVANZ undertakes, during each Product Schedule Term as applicable, to obtain all its requirements for supplies of the Product concerned exclusively from Alvotech.

11.2	The Products will be supplied in the form of finished packs including a device where applicable.

11.3	Alvotech shall ensure that each Product is Manufactured in compliance with its MA, the Specifications, the Technical Agreement, cGMP and other applicable laws, and that each such Product is Manufactured in sufficient quantities to fulfil the Confirmed Orders.

11.4	Starting at least [***] before ADVANZ’s first planned launch of the Product, ADVANZ shall notify Alvotech in writing and shall keep Alvotech updated on a monthly basis (until ADVANZ’s launch programme has been implemented) as to ADVANZ’s planned launch dates and the volume of launch stocks for all countries of the applicable Territory (which plan when mutually agreed is called the “Launch Plan”) so that Alvotech can plan for making supplies of the applicable Product to ADVANZ and its Affiliates.

11.5	Subject to:

(a)	ADVANZ having successfully secured pricing and reimbursement for the applicable Product in the applicable country according to Clause 15.3;

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(b)	ADVANZ ordering Product in accordance with the requirements of this Agreement in good time for launch, and Alvotech supplying such ordered Product in compliance with cGMP, the Specifications, the MA, applicable laws and the Technical Agreement;

(c)	Alvotech supplying such Product by the Collection Date set out in the Confirmed Order;

(d)	the commercialisation of such Product in the Territory not being reasonably likely to infringe a Third Party’s intellectual property rights; and

(e)	the Product having a minimum shelf life of [***] upon delivery to ADVANZ, unless expressly agreed otherwise in the applicable Product Schedule,

ADVANZ shall use Commercially Reasonable Efforts to launch each such Product in each country as set out in the Launch Plan as soon as reasonably possible and will use Commercially Reasonable Efforts to do so within [***] from grant of a MA for the applicable country, or [***] after expiry of any relevant patent prohibiting sale of such Product in the relevant country(ies) of the Territory, whichever is the later.

11.6	ADVANZ shall confirm in writing to the JSC the actual Launch Date for each Product in each country of the Territory within [***] of the event occurring.

11.7	In case ADVANZ fails to launch the Product in accordance with the provisions of Clause 11.5, Alvotech may give [***] written notice to ADVANZ requiring launch in the applicable country(ies). Unless ADVANZ launches the Product in the country(ies) concerned within such [***] period (or such longer period as the parties may agree in writing), then, for the country(ies) where ADVANZ fails to make the required launch, Alvotech shall be entitled, by giving immediate written notice to ADVANZ, to terminate this Agreement in respect of the Product which ADVANZ has failed to launch in accordance with the provisions of Clause 11.5 and this Clause 11.6.

12	Labelling

12.1	ADVANZ shall supply to Alvotech ready artwork copy or other material produced by ADVANZ for the trade dress, labels, leaflets, or other product inserts and printed materials to be affixed or packaged with the applicable Product and for the packaging materials used for the applicable Product, in Acrobat PDF format. Alvotech shall return the print proofs in Acrobat PDF format within [***] from receipt of ADVANZ’s native artwork files. Alvotech shall not make any changes to the artwork copy or other materials submitted by ADVANZ without the prior written approval of ADVANZ. Should changes be necessary to artworks, ADVANZ agrees to promptly supply new artworks. ADVANZ shall reimburse Alvotech’s (or its Affiliate’s) costs relating to packaging or labelling materials which were purchased or ordered for ADVANZ’s demands of the Product as specified in the first [***] of a forecast made in accordance with Clause 13.1, which can no longer be used due to a change in the artwork, as specifically requested by ADVANZ. Should Alvotech submit a request for changes in the applicable Product’s artwork and ADVANZ consents to it, Alvotech shall assume the costs relating to packaging or labelling materials which were purchased or ordered for ADVANZ’s demands of the applicable Product as specified in the first [***] of a forecast made in accordance with Clause 13.1, which can no longer be used due to the change in the artwork.

13	Forecasting and Orders

13.1	Within [***] following the submission of a MA Application through the EMA centralized procedure and then on a monthly basis throughout the applicable Product Schedule Term,

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ADVANZ shall provide Alvotech with a [***] rolling forecast (to be updated [***]) for its requirements for the applicable Product throughout such [***] period. Subject to Clause 13.2, the first [***] of each such forecast (as updated) shall be binding and deemed to be a firm purchase order to be confirmed by written order. The remaining period of each forecast is non-binding. In respect of any Product ADVANZ may increase or decrease any update to a forecast in respect of any months beyond the binding period by a maximum of [***]% of the volume stated for each such month in the immediately preceding forecast (for the Product concerned, the “Acceptable Update”). By way of example, if ADVANZ provides Alvotech with a forecast in January whereby the volumes for each of months [***] calls for [***] units, then in its February forecast, the volume for each of months [***] could call for between [***] and [***] units. Except for the months which constitute the binding period, ADVANZ shall not, without the prior written approval of Alvotech, decrease or increase any update to a forecast in respect of any other months that forecast by more than the Acceptable Update. For any quantities ordered which exceed the Acceptable Update, Alvotech shall, without any liability, request such additional supplies and inform ADVANZ as to what may be supplied.

13.2	In respect of the last [***] of any binding period of each forecast:

(a)	provided the overall volume is not changed, ADVANZ may place actual orders for different SKUs of the same presentation; and

(b)	if ADVANZ wishes to reduce the order (provided the reduction is in any event no greater than [***]% of the binding volume), and gives not less than [***] written notice to Alvotech before order placement, then Alvotech shall use its Commercially Reasonable Efforts to find an alternative customer for the volume represented by the proposed reduction. Alvotech shall notify ADVANZ as soon as reasonably possible (and within not more than [***], or such longer period as the parties agree in writing) whether or not it is able to accommodate ADVANZ’s request for reduction.

13.3	ADVANZ’s orders for the Products shall be delivered in accordance with the lead times set out in the Product Schedule. The Collection Date shall align with the lead time set out in the Product Schedule, unless otherwise agreed to by the parties under the Confirmed Order.

13.4	Provided an order complies with the requirements of this Clause 13, in respect of the Product concerned, Alvotech shall undertake Commercially Reasonable Efforts to confirm these orders in writing (“Confirmed Order”) within [***] after receipt of a written order from ADVANZ. If Alvotech does not confirm a received order within [***], such order shall be deemed to have been accepted by Alvotech and shall constitute a Confirmed Order.

13.5	In the event there is a conflict between the terms of a Confirmed Order and this Agreement, the terms of this Agreement shall govern.

13.6	The minimum order quantity (“MOQ”) and Shelf Life for each SKU of the Product shall be set out in the Product Schedule.

13.7	Alvotech is entitled to supply up to ±[***]% of the quantity of a Product as ordered by ADVANZ.

13.8	The terms and conditions of this Agreement shall prevail if the terms and conditions stated in any order(s) or in any other communication from ADVANZ relating to the order (unless specifically accepted by Alvotech in writing) are inconsistent with these terms and conditions.

13.9	ADVANZ’s orders for the Products shall comply with the provisions of Schedule 2.

13.10	Each delivery shall be accompanied by an advice note specifying (a) name of Alvotech, (b) ADVANZ’s product denomination, (c) ADVANZ’s order number, (d) ADVANZ’s product number, and (e) quantity.

13.11	Unless otherwise agreed upon, the Products shall be delivered on authorised EURO-pallets.

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13.12	Title to and risk in all Product shall remain with Alvotech until the Collection Date, and, immediately after such date, ADVANZ shall assume title to and risk in respect of such Product.

13.13	Should Alvotech, as it specifically relates to each Product’s launch orders for each country in the Territory:

(a)	reject any order (i) for quantities of that Product that correspond to the binding portion of the rolling forecast and (ii) which complies with the requirements of this Clause 13;

(b)	fail to deliver the Product in accordance with the terms of this Agreement within one hundred and eighty (180) days after the delivery date of a Confirmed Order; or

(c)	fail to deliver at least 70% of the quantity of that Product ordered in accordance with the terms of this Agreement and the applicable binding period of ADVANZ’s forecast within one hundred and twenty (120) days after the delivery date of a Confirmed Order with Product that complies with the MA, the Specifications, the Technical Agreement, cGMP and all applicable law, then ADVANZ shall have the right, at its sole discretion, to terminate this Agreement for the Product concerned, on a per country basis, upon written notice to Alvotech, unless such default or failure is a result of Force Majeure, or, within [***] after receiving such notice, Alvotech remedies the default or failure concerned. Alvotech would then, within [***], as the sole remedy available for ADVANZ, reimburse ADVANZ [***]% of the Relevant Proportion of all payments paid by ADVANZ pursuant to Clause 6.1(a) and set out in the applicable Product Schedule.

13.14	For the purposes of Clause 13.13 and 23.15, “Relevant Proportion” means the percentage calculated in accordance with the following formula:

A divided by B expressed as a %

where:

A = [***], and

B = [***],

using [***].

13.15	In the event that Alvotech is not able to supply the amount of a Product as set forth in the Confirmed Orders due to an overall shortage of such Product available for all its customers generally such that Alvotech needs to allocate supplies between its customers, Alvotech shall, taking into account the volumes both ordered and forecast for order by all its customers, institute an allocation system based on objectively fair and equitable principles. Alvotech shall reasonably determine the allocation of such Product which can be made available to ADVANZ in accordance with such system and make such proportion available to ADVANZ. Alvotech shall inform ADVANZ as soon as reasonably possible when it foresees that it may need to operate such an allocation system and shall share with ADVANZ, for their review, the proposed system for such allocation. Alvotech shall consider ADVANZ’s comments, if any, in good faith and shall keep ADVANZ updated until normal supply can be resumed. The provisions of this Clause 13.15 are without prejudice to any other terms of this Agreement.

13.16	Notwithstanding any other provisions of this Agreement, if as a result of (i) late delivery (more than [***] after the Collection Date in a Confirmed Order), or (ii) failure to supply the applicable Product that conforms to its MA, its Specifications, cGMP, the Technical Agreement, this Agreement or applicable laws, ADVANZ incurs a penalty to any tender customer for late or non-conforming delivery, then, unless Alvotech is able to demonstrate that such late or non-

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conforming delivery can be attributed to an event of Force Majeure, Alvotech shall, subject to Clauses 13.17 and 13.18, pay to ADVANZ the cost of such penalty provided that:

(a)	in the event of any penalty arising, ADVANZ has used all Commercially Reasonable Efforts to reduce such penalty to the lowest possible level; and

(b)	at Alvotech’s request, ADVANZ provides all reasonable data to verify the claim for and quantification of the penalty.

13.17	Subject to Clause 13.18, the maximum liability of Alvotech for all penalties arising under Clause 13.16 during any Year shall not exceed [***]% of the Order Value. For these purposes, “Order Value” means [***].

13.18	Notwithstanding Clause 13.17, if ADVANZ has placed orders for a Product which exceed its Acceptable Update, then, provided that Alvotech has confirmed in writing to ADVANZ its approval for the quantities, the period and the penalties for non-delivery or late delivery in relation to a proposed tender by ADVANZ, the maximum liability of Alvotech for penalties relating to such tenders shall be [***] percent ([***]%) of the incurred penalty.

13.19	If a penalty arises in a Year before it is possible to calculate the maximum value available for reimbursement of such penalty according to Clauses 13.17 and 13.18, the parties shall agree on a reasonable estimate of such maximum value so that the reimbursement can be made, pending knowledge of actual information for such Year. After the end of that Year, the parties shall then calculate such maximum value based on actual information of orders placed and an appropriate adjustment (either way) shall be made accordingly.

13.20	ADVANZ shall provide Alvotech with a Quarterly update of all tenders in being and bid for in such form as shall be mutually agreed.

13.21	Save as specifically stated in Clauses 13.16 to 13.19, Alvotech (and its Affiliates) shall have no other liability whatsoever in respect of late or delayed or non-delivery of any Product.

14	Shipment, Delivery and Acceptance

14.1	Alvotech shall notify ADVANZ of the Collection Date at least [***] prior to the Collection Date. Alvotech shall deliver each Confirmed Order (together with the packing list and invoice) to ADVANZ on the Collection Date.

14.2	All Products shall be delivered EXW (INCOTERMS 2020), the Delivery Facility. If ADVANZ requires transport to be arranged from the Delivery Facility to ADVANZ’s nominated destination, then Alvotech may arrange such transport for ADVANZ subject to a [***]% surcharge. The cost of such transport (including insurance) shall be reimbursed, and the surcharge shall be paid by ADVANZ to Alvotech within [***] from the correspondent invoice date. Alternatively, ADVANZ shall make its own transport arrangements as it wishes at its own cost.

14.3	Alvotech shall provide ADVANZ, together with each shipment, a certificate of analysis and/or other certificate that is necessary to confirm that the Products then delivered conforms with their respective Specifications and the Technical Agreement.

14.4	Should ADVANZ determine that any Product supplied is not in accordance with its Specifications, ADVANZ shall notify Alvotech in writing of any visual defect or deficiency (which could be detected or discoverable by reasonable visual inspection of such Product upon delivery) within [***] after ADVANZ’s receipt of such Product, or, for any hidden defect (being one which could not be determined or detected by reasonable visual inspection of such Product upon delivery), within [***] of the defect or deficiency coming to ADVANZ’s attention during the Shelf Life of the Product concerned.

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14.5	In the event that ADVANZ determines that a shipment of a Product fails to conform with its Specifications, the Technical Agreement, this Agreement or applicable laws, even if such determination is disputed by Alvotech, Alvotech shall as soon as practicable forward a new shipment(s) of such Product to ADVANZ. If the dispute concerning conformance with the Specifications, the Technical Agreement, this Agreement or applicable laws is resolved in accordance with Clause 14.6 in Alvotech’s favour, ADVANZ shall bear the expenses resulting from production and shipment of the conforming Product supplied as a replacement. Should Alvotech agree, or when testing by the independent laboratory (see Clause 14.6) shows, that the Product concerned does not meet its Specifications, the Technical Agreement, this Agreement or applicable laws, Alvotech shall bear all costs for the replacement shipment.

14.6	In the event that a dispute arises between the parties as to whether a shipment of a Product conforms with its Specifications, the Technical Agreement, this Agreement or applicable laws, a sample of such Product will be submitted to an independent testing laboratory accepted by both parties and also, if applicable, by the manufacturer. The cost of such test shall be borne by the party which the independent laboratory concludes to be responsible for the deficient or defective Product or which has wrongly made the allegation of deficiency or defectiveness, as the case may be.

14.7	If Alvotech has delivered an order for a Product (i.e. made such order available for collection) on time, but ADVANZ has failed to collect that order or has not provided appropriate onward delivery instructions, or documents, licences or authorisations for such purpose, then provided that (i) the Product to be delivered is in compliance with the Confirmed Order, (ii) the actual delivery date is no more than [***] earlier than the Collection Date in the Confirmed Order, and (iii) the actual delivery date has been notified to ADVANZ at least [***] in advance:

(a)	the Product concerned shall be deemed to have been delivered on the Collection Date;

(b)	Alvotech shall store such Product for up to [***] after the Collection Date but is not obligated to store such Product for a longer period, unless agreed otherwise by both parties;

(c)	after [***] after the Collection Date of storing such Product, for the next [***], Alvotech is entitled to charge ADVANZ for storage at US$[***] per pallet per week;

(d)	after [***] after the Collection Date of storing such Product, for all following weeks, Alvotech is entitled to charge ADVANZ for storage at US$[***] per pallet per week; and

(e)	after [***] after the Collection Date of storing such Product, Alvotech is entitled to destroy such Product and charge the costs of destruction to ADVANZ, unless agreed otherwise by both parties.

15	Marketing and Distribution Obligations

15.1	ADVANZ shall (i) use all Commercially Reasonable Efforts to market, promote, distribute and sell each Product in each country of the applicable Territory in order to maximise sales of each Product, and (ii) ensure that it and its Affiliates, as applicable, have suitable sales, marketing, regulatory, technical and distribution capacity for each country of the applicable Territory necessary to fully carry out its obligations under this Agreement.

15.2	ADVANZ shall market, promote, distribute and sell the Products in the Territory in accordance with all legislative and regulatory requirements and other applicable industry codes of practice.

15.3	ADVANZ shall use all Commercially Reasonable Efforts to secure in good time all reasonably necessary pricing and reimbursement approvals for each Product as appropriate in each country

21  |  55

of the applicable Territory in order to launch each Product at the earliest possible date. ADVANZ shall then maintain all such approvals in order to be able to market and sell each Product during its Product Schedule Term.

15.4	ADVANZ shall provide Alvotech with an annual commercial strategy plan with respect to ADVANZ’s marketing activities. At Alvotech’s request, ADVANZ shall meet with Alvotech to discuss such plan and consider any suggestions made by Alvotech. Any final decision with regard to such plan shall be within ADVANZ’s discretion.

15.5	Taking into account the actual or potential profitability for such transaction, ADVANZ shall use Commercially Reasonable Efforts to participate in available tenders for each Product in its Territory.

15.6	Following a request in writing by Alvotech, ADVANZ shall appoint Alvotech or its Affiliate (or other nominated Third Party to be approved by ADVANZ, such approval not to be unreasonably withheld) as its exclusive distributor of the Products in Iceland on terms to be mutually agreed.

15.7	Provided this Agreement has not been terminated by either party in respect of the Product concerned, ADVANZ shall, and shall ensure that its Affiliates shall, not commercialise any Competing Product in any country of the applicable Territory, on a country-by country basis, for [***] from the Launch Date of the Product concerned in the country concerned, and then for so long as Alvotech or its Affiliates are required to supply ADVANZ or any of its Affiliates with such Product on an exclusive basis, without Alvotech’s previous written consent.

15.8	ADVANZ undertakes during the period of this Agreement in respect of each Product:

(a)	not to actively seek customers or establish any branch outside the Territory; and

(b)	not to knowingly sell or otherwise supply such Product to any person within its Territory for the purpose of supplying or selling such Product outside such Territory.

15.9	Alvotech undertakes during the Product Schedule Term in respect of each Product:

(a)	not to actively seek customers or establish any branch within the applicable Territory; and

(b)	not to knowingly sell or otherwise supply such Product to any person outside its Territory for the purpose of supplying or selling such Product within such Territory.

16	Technical Agreement

16.1	Supplies of each Product by Alvotech to ADVANZ under this Agreement shall also be subject to the terms and conditions of a Technical Agreement in a form to be provided by Alvotech and then agreed by all parties to the same. The parties will finalise and enter into a Technical Agreement at least [***] before the first delivery of the first Product is due to be made. Following signature of each Product Schedule, the Product concerned shall be added so that it falls within the scope of the Technical Agreement. In the event of any inconsistencies between this Agreement and any Technical Agreement, a Technical Agreement will control to the extent the conflict or inconsistency relates to a matter involving the quality of the relevant Product, otherwise the provisions of this Agreement shall prevail.

16.2	Alvotech shall facilitate the introduction of the Third Parties to be party to a Technical Agreement and involved in the Manufacture of a Product.

16.3	When executed, each Technical Agreement between the parties or any of their respective Affiliates is, to the extent that it relates to the parties, hereby incorporated into this Agreement by reference.

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17	Stability Data and Annual Product Review

17.1	Alvotech shall, at its sole cost and during each Product Schedule Term, conduct (or procure conduct of) on-going stability studies in respect of each Product (to cover the whole Shelf Life of such Product) in order to meet EU regulatory requirements, and applicable ICH guidelines.

17.2	Upon request, Alvotech shall share these stability reports with ADVANZ, at no additional cost.

17.3	Alvotech shall, at its sole cost, for each SKU of the Product, conduct an annual Product quality review (PQR) in order to meet the applicable cGMP requirements and regulatory requirements in the applicable Territory and promptly share the same with ADVANZ.

18	Pharmacovigilance

18.1	The parties will enter into discussions to draw up Safety Data Exchange Agreement (“SDEA”) in respect of each Product, in form and content reasonably acceptable to the parties and containing protocols and specific pharmacovigilance responsibilities in accordance with ADVANZ’s and Alvotech’s standard operating procedures to ensure compliance with national and international regulatory requirements. When executed, each SDEA is hereby incorporated into this Agreement by reference.

18.2	The parties shall aim to sign each SDEA within [***] after the applicable Product Schedule Signature Date but, in any case, [***] before grant of the first MA in the first country of the applicable Territory.

18.3	In the event of any inconsistencies between this Agreement and each SDEA, a SDEA will control to the extent the conflict or inconsistency relates to a matter involving the pharmacovigilance of the Product, otherwise the provisions of this Agreement shall prevail.

19	Inspections and Audit of Manufacturing Facility

19.1	Alvotech shall permit the applicable Regulatory Authorities (or shall oblige its contract manufacturing organisation to permit the applicable Regulatory Authorities) to inspect the Manufacturing Facility or other Third Party facility involved in the Manufacture of the Product concerned. Each party shall as soon as reasonably possible notify the other party of any notice it receives from a Regulatory Authority in the Territory requesting an inspection of the Manufacturing Facility or other Third Party facility involved in the Manufacture of the Product concerned. Both parties shall co-operate together for any such inspection.

19.2	Alvotech shall permit QA inspectors appointed by ADVANZ (or shall oblige its contract manufacturing organisation to permit such QA inspectors) to audit the Manufacturing Facility once before submitting a MA Application for each Product and then, following launch of each Product, once every [***], and whenever needed in case of “For Cause Audits” (especially, in case of any major or critical quality issues/concern). Unless otherwise specifically agreed and except in a case where there is “cause”, such inspections shall be subject to at least [***] notice, shall take place at a time which shall be mutually agreed by the parties, and, unless otherwise agreed by the parties, shall be conducted by a maximum of [***] qualified quality assurance (QA) auditors for not more than [***].

19.3	If, following an inspection conducted by the applicable Regulatory Authority pursuant to Clause 19.1, the inspectors make any Critical Findings(s), Alvotech shall remedy any issues within the deadline set by the applicable Regulatory Authority. If Alvotech fails, or decides not, to do so, or fails to do so within the time(s) as determined, then ADVANZ shall have the right upon

23  |  55

providing written notice to Alvotech to terminate this Agreement in respect of the Product(s) concerned or, if the issues to be remedied affect more than one of the Products concerned, in its entirety.

19.4	If, following an audit initiated by ADVANZ pursuant to Clause 19.2, the appointed QA inspectors make any Critical Finding(s), each party agrees to discuss and respectively use their Commercially Reasonable Efforts to agree in good faith the scope of such Critical Finding(s) and what corrective actions shall be taken to address the same. If, after [***] (or such longer period as the parties shall mutually agree), it is not possible reach such agreement, then, within a further [***], at ADVANZ’s request, the parties shall refer their dispute for determination by an independent expert who shall be highly qualified in cGMP and quality compliance in relation to biological production. Each party shall be entitled to submit to the independent expert its suggestions as to the scope of any Critical Finding(s) (if any) and what corrective actions should be taken (including a timetable for implementation), plus and any relevant comments, and to request a meeting with the independent expert. The independent expert’s determination as to the scope of the Critical Finding(s) (if any) and what corrective actions should be taken (including a timetable for implementation) shall be final and binding on the parties. Unless the independent expert specifically determines responsibility for costs, if the independent expert’s determination favours what has been submitted by ADVANZ, Alvotech shall pay their costs, and vice-versa. If the independent expert’s determination sets out corrective actions that Alvotech needs to take to address the Critical Finding(s) as determined by the independent expert, then Alvotech shall take such corrective actions. If Alvotech fails to do so, or fails to do so within the time(s) as determined, then ADVANZ shall have the right, on giving at least [***] written notice to Alvotech, to terminate this Agreement in respect of the Product(s) concerned or, if the Critical Finding(s) and corrective actions affect more than one of the Products concerned, then to terminate this Agreement in its entirety.

19.5	If this Agreement is terminated under Clause 19.3 or 19.4, then, in relation to each Product(s) in respect of which termination occurs:

(a)	ADVANZ shall immediately return the relevant Dossier(s) (and any other Confidential Information provided by Alvotech) to Alvotech;

(b)	Alvotech shall refund all payments received from ADVANZ in relation to the applicable Product(s) pursuant to Clause 6.1 within [***] of ADVANZ’s notice of termination, provided that, for:

(i)	each complete consecutive period of [***] for the first [***] following such Product(s)’s first Launch Date in an EEA Country until the effective date of termination, such refund shall be reduced by [***]%; and

(ii)	each complete consecutive period of [***] as the [***] following such Product(s)’s first Launch Date in an EEA Country until the effective date of termination, such refund shall be reduced by [***]%;

(c)	ADVANZ shall have no further rights under this Agreement or in any other way with respect to the Dossier(s) and the Product(s) concerned; and

(d)	neither party shall have any further obligations to each other under this Agreement, as it relates to the Product(s) in respect of which termination has occurred, except for those provisions which are intended to survive termination.

20	Supply Price

20.1	In this Clause “Invoice Price” shall mean the supply price calculated in accordance with Clauses 20.3 and 20.4.

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20.2	The provisions of this Clause 20 shall be applied on a per SKU basis.

20.3	At least [***] before the date anticipated by ADVANZ as ADVANZ’s (or its Affiliate’s) launch date for the Product concerned in the applicable Territory, ADVANZ shall provide Alvotech with an estimate of its expected Net Selling Price during the period from such anticipated launch date to the end of the immediately succeeding [***], but, if that period is shorter than [***], the end of the subsequent Half Year. Alvotech shall calculate an invoice price to be paid for such Product which shall be its best estimate of what the Supply Price will be, based on the estimate provided by ADVANZ. The price so established shall apply until a new invoice price is determined in accordance with Clause 20.4.

20.4	At least [***] before the end of (a) [***] immediately following the end of the period in respect of which a calculation was made for the purposes of Clause 20.3, and (b) [***], ADVANZ shall provide Alvotech with an estimate of the expected Net Selling Price for the Product concerned for the immediately succeeding [***], and shall provide reasonable details and explanation. Alvotech shall calculate an invoice price to be paid for such Product which shall be its best estimate of what the Supply Price will be, based on the estimate provided by ADVANZ. Unless otherwise agreed between the parties in writing, the price established in accordance with the provisions of this paragraph shall continue until a new invoice price is established for the next [***].

20.5	At the time of collection, all supplies shall be invoiced at the Invoice Price. Alvotech shall issue an invoice for the Invoice Price, which shall be sent electronically, in PDF form, to [***] along with the valid order number mentioned therein. Payment for invoices shall be due within [***].

20.6	As soon as possible but in any event within [***] after the end of [***], ADVANZ shall provide Alvotech with a statement calculating the difference in value for the volume of each applicable Product invoiced for sale by ADVANZ and its Affiliates during the [***] concerned using (a) [***] for [***]; and (b) [***] during [***]. on a per Product basis, if the first value (a) exceeds the second value (b) a payment for the difference shall be due by ADVANZ to Alvotech. Alvotech shall issue an invoice(s), which shall be sent electronically, in PDF form, to [***] along with the valid order number mentioned therein, and payment for such invoice(s) shall be due within [***]. If the second value (b) exceeds the first (a) Alvotech shall issue a credit note(s) to ADVANZ for the difference.

20.7	Once every [***], but not to take effect before the first anniversary of the first applicable Launch Date in the first country of the applicable Territory, Alvotech may give ADVANZ at least [***] written notice to increase the Floor Price for the Product concerned. The increase may be up to the percentage increase in Alvotech’s actual costs of Manufacturing or procuring supplies of such Product provided that such increase shall not exceed the increase in [***]. If requested by ADVANZ, Alvotech shall supply evidence to support the increase. Should Alvotech’s Third Party costs for Manufacturing or procuring supplies of a Product decrease, its Floor Price shall be reduced accordingly.

20.8	All prices referred to in this Clause 20 are stated net of VAT (or similar taxes). The payment of any VAT (or similar taxes), if due, will be the responsibility of ADVANZ. In such an event, Alvotech shall provide ADVANZ with an appropriate VAT invoice.

20.9	If undisputed payments from ADVANZ are outstanding by more than [***], then Alvotech shall be entitled to stop processing all other orders in hand or placed subsequently until all undisputed and outstanding payments have been settled.

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21	Variations

21.1	During each Product Schedule Term, Alvotech shall inform ADVANZ in writing of all variations to the applicable Dossier which require to be submitted to the Regulatory Authorities in the applicable Territory and provide ADVANZ with the relevant documentation, ADVANZ shall then submit all such variations within the required timeframe, use Commercially Reasonable Efforts to pursue each such variation submission, and inform Alvotech when the same has been approved. If such change is due to a request from a Regulatory Authority outside the applicable Territory and there is no request for a similar change by a Regulatory Authority in such Territory, all related costs shall be borne by Alvotech. In addition, Alvotech shall bear the cost for any increase in the applicable Floor Price, to the extent such Floor Price increases due to such change. Should such change result in the decrease in cost for the Product concerned, its Floor Price will be reduced accordingly. Variations shall be managed, so far as reasonably possible, in a manner to avoid any potential disruption to supply and shall not be deemed as preventing ADVANZ’s ordering of a Product pursuant to its rolling forecast.

21.2	If a Regulatory Authority in a country in the applicable Territory requires any change to be made with respect to a Dossier, Manufacturing procedure or the applicable Specifications, the parties shall, each acting reasonably and in good faith, endeavour to agree to an action plan in relation to the implementation of such change within [***] of receipt of notice from the Regulatory Authority of the required change or within such other timeline as required under applicable laws in the applicable country of the applicable Territory or as agreed between the parties. If such an action plan is agreed, then, in accordance with the agreed action plan, Alvotech will provide to ADVANZ, at ADVANZ’s cost, any documentation or other information with respect to the change as ADVANZ may reasonably request in order to obtain or maintain the applicable MA or comply with cGMP or other applicable laws.

21.3	The costs of implementing any change or variation pursuant to any Regulatory Authority requirement shall be borne as follows:

(a)	if the change is due to an act or omission of Alvotech, the costs shall be borne by Alvotech. Alvotech shall bear the consequential cost for any increase in the Floor Price, to the extent the Floor Price of the Product increases due to such change;

(b)	if the same change is required by any Regulatory Authorities both in and outside of the Territory, Alvotech will apportion the costs between itself, ADVANZ and Alvotech’s other customers on a fair and equitable basis, taking into account any benefit accruing to Alvotech from such change;

(c)	if the change is required by any Regulatory Authorities outside of the Territory, but will result in an improvement to the Product that is tangible in the Territory, the costs shall be shared as agreed between ADVANZ and Alvotech on a fair and equitable basis; and

(d)	in all other cases the costs shall be borne by ADVANZ.

21.4	In case any change or variation described in Clauses 21.3(b), 21.3(c) or 21.3(d) results in any increase to the cost of Manufacture for a Product, Alvotech may increase its Floor Prices to the extent of the increase in the Third Party price for such Product charged to Alvotech or its Affiliates by such Product’s manufacturer due to such change. Should such change or variation result in a decrease in such Third Party price, the applicable Floor Price will be reduced accordingly.

21.5	If Alvotech requests any change or variation to a Dossier and the provisions of Clause 21.3 do not cover the case, then Alvotech shall be responsible for the costs to be incurred unless or to the extent that ADVANZ will receive a lower Supply Price (or other economic benefit) which within [***] will be equal to the value of such costs.

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21.6	Alvotech shall not transfer the Manufacture of a Product to any facility other than the Manufacturing Facility (“New Facility”), without giving ADVANZ at least [***] notice in writing. Alvotech shall (a) at Alvotech’s cost, provide ADVANZ with all reasonably necessary documentation to support transfer of Manufacture to the New Facility; (b) allow ADVANZ a reasonable time for notification to or, if applicable approval by, the Regulatory Authority of the New Facility and (c) assure continued supplies of the Product concerned to ADVANZ in accordance with the provisions of this Agreement. Alvotech shall bear all the costs arising from such change, including the costs for any new studies needed.

22	Alvotech Patents

22.1	Alvotech shall promptly notify ADVANZ in writing of all patent applications it (or, if Alvotech is notified by any of its licensors, such licensors make) in relation to any Product. Alvotech shall be responsible for deciding (acting reasonably) which patent applications to make, and the maintenance and prosecution of any patents granted in the Territory, all at its own cost. Alvotech shall keep the PC informed of its activities in this respect on a [***] basis.

22.2	ADVANZ shall promptly notify Alvotech in writing if ADVANZ or any of its Affiliates becomes aware that a Third Party patent is infringing any patent obtained by Alvotech or any of its Affiliates in the Territory.

23	Patents of Third Parties

23.1	In this Clause:

(a)	“Infringement Notice” has the meaning stated in Clause 23.4;

(b)	“Label Patent” shall mean [***];

(c)	“Manufacturing Patent” shall mean [***];

(d)	“Original LoE Date” (original loss of exclusivity date) for a Product, has the meaning stated in Clause 23.10;

(e)	“Patent Response Action” shall mean any action proposed to be taken or taken:

(i)	[***]

(ii)	[***]

(iii)	[***]

[***].

(f)	“Process Close Stage” has the meaning stated in Clause 23.7;

(g)	“Revised LoE Date” (revised loss of exclusivity date) for a Product, has the meaning stated in Clause 23.10;

(h)	“Successful Outcome” shall mean [***]:

(i)	[***]

(ii)	[***]

(iii)	[***]

or as may be otherwise defined and mutually agreed between the parties.

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23.2	Alvotech shall using the same means as it uses generally in relation to all its products, monitor Third Party patent applications, patent grants and patent actions which may affect the Manufacture of the Products or the commercialisation of the Products in the Territory.

23.3	The parties acknowledge and agree (unless otherwise agreed by the parties in writing) that for the purposes, and subject to the other provisions, of this Clause 23:

(a)	[***]

(b)	[***].

23.4	In the event that, during a Product Schedule Term, either party (or any of their Affiliates) becomes aware:

(a)	of any Third Party patent or patent application (or any other IPR) which would prevent ADVANZ from launching by the Original LoE Date or Revised LoE Date (if applicable); or

(b)	that a Third Party asserts (or is likely to assert) a claim against either party or any of their Affiliates, licensors, subcontractors or any of ADVANZ’s distributors for intellectual property right infringement claiming that as a consequence of or arising from the performance of any of the operations contemplated in this Agreement, such Third Party’s intellectual property rights are being infringed, such party shall promptly notify the other party in writing (“Infringement Notice”).

23.5	As soon as possible following receipt of an Infringement Notice, the PC shall be convened, and the parties shall endeavour to reach agreement on a strategy for responding to the subject-matter of the Infringement Notice and what Patent Response Actions should be taken. [***]

23.6	Whilst [***] under this Clause 23:

(a)	[***]

(b)	[***]

(c)	[***]

23.7	[***]

(a)	[***]

(b)	[***]

(c)	[***]

[***]

(d)	[***]

(e)	[***]

[***]

23.8	If, after the development of the Product concerned reaching the Process Close Stage:

(a)	Alvotech:

(i)	[***]

(ii)	[***]

(b)	[***]

(c)	[***]

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[***

(d)	[***]

(e)	[***]

[***].

23.9	[***]

23.10	[***] (the “Original LoE Date”). [***] (the “Revised LoE Date”).

23.11	In the event that there is a Successful Outcome for any Patent Response Action taken by a party, the party which did not take such Patent Response Action shall reimburse the party which took the Patent Response Action [***]% of the reasonable, evidenced costs incurred in taking such action provided that in the case of costs incurred in connection with Patent Response Actions taken by Alvotech:

(a)	[***]; and

(b)	[***]

23.12	Any reimbursement due in accordance with Clause 23.11 shall be paid in [***] instalments (on a fair and reasonable basis to be mutually agreed) with the total amount payable being paid no later than [***] after the Successful Outcome is achieved.

23.13	If, as a result of legal proceedings based on a Third Party patent or patent application:

(a)	Alvotech is injuncted from Manufacturing a Product; and/or

(b)	ADVANZ is injuncted or restricted from commercialising a Product in a country in the applicable Territory as a consequence of a Manufacturing Patent,

such that ADVANZ or any of its Affiliates or any of their distributors are not able to launch such Product in the country(ies) concerned on the Original LoE Date (or where a Revised LoE Date has been agreed before such injunction is granted, before the Revised LoE Date), or, if, such Product has been launched, they are not able to continue commercialising such Product; and

(c)	if, [***], then

[***], ADVANZ shall have the right, upon providing [***] notice to Alvotech, to terminate this Agreement:

(d)	in respect of the Product and country concerned, or

(e)	if it is reasonable to consider that the obtaining of an injunction as above in the country concerned can result in a similar effect on commercialisation of the Product in countries that represent over [***] percent ([***]%) of the market potential value for the Product in the whole of the Territory, then in its entirety, upon providing written notice to Alvotech.

23.14	If, for any reason beyond the reasonable control of ADVANZ or its Affiliates, ADVANZ is unable to launch a Product(s) within [***] after the Original LoE Date, ADVANZ shall at its sole discretion have the right to notify Alvotech in writing that [***]:

(a)	[***]

(b)	[***].

[***].

23.15	If this Agreement is terminated in accordance with :

(a)	Clause 23.7, or 23.8(a)(i):

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(i)	in respect of all countries of the applicable Territory, Alvotech shall within [***] of such termination reimburse ADVANZ [***]; or

(ii)	in respect of certain countries in the applicable Territory only, Alvotech shall within [***] of such termination reimburse ADVANZ [***]; and

(b)	Clause 23.8(a)(ii), 23.13 or 23.14:

(i)	in respect of all countries of the applicable Territory, Alvotech shall within [***] of such termination reimburse ADVANZ [***] percent ([***]%) of all payments paid by ADVANZ pursuant to Clause 6.1 and set out in the applicable Product Schedule; or

(ii)	in respect of certain countries in the applicable Territory only, Alvotech shall within [***] of such termination reimburse ADVANZ [***] percent ([***]%) of the Relevant Proportion in respect of the Product concerned, as applicable].

23.16	If a party is awarded damages and/or a settlement amount is mutually agreed as a result of an overturned injunction imposed on either of the parties (the “Payment”), the Payment (i) shall be used to first pay and/or reimburse (including any reimbursement due under Clause 23.11) each party’s incurred reasonable legal fees (to the extent not otherwise reimbursed) as they relate to the applicable claim, action or proceeding; and (ii) the remainder of the Payment shall be allocated between the parties by [***].

24	Recall

24.1	Each party shall consult with the other party before implementing any recall of any Product (either requested by a party, the government or regulatory authority). Each party shall cooperate with other party and provide any reasonable assistance with regard to such recall. The final decision to initiate a recall or to take some other corrective action, if any, in any country(ies) of the applicable Territory will be made and implemented by ADVANZ. To the extent that any recall of a Product is due to the fault of Alvotech, Alvotech shall, at its own cost, be responsible for supplying replacement stocks and shall reimburse ADVANZ for all reasonable out-of-pocket costs incurred by ADVANZ to make the recall, but Alvotech shall not have any further liability in respect of such recall save as may arise according to Clauses 25.2 and 25.5.

25	Indemnification

25.1	Save to the extent that Alvotech is obligated to indemnify ADVANZ, its Affiliates or ADVANZ’s Representatives according to Clause 25.2, [***].

25.2	Save to the extent that ADVANZ is obligated to indemnify Alvotech, its Affiliates or Alvotech’s Representatives according to Clause 25.1, [***]:

(a)	[***]

(b)	[***]

(c)	[***]

(d)	[***].

25.3	Each party represents and warrants to the other party that prior to launch of each Product and during its Product Schedule Term it will hold appropriate insurance (including product liability insurance coverage of at least € [***] per occurrence), and shall, at the request of the other party, send a copy of a certificate of insurance to confirm such coverage.

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25.4	Each party shall [***].

25.5	In no event shall either party be liable to the other party for any indirect, special or consequential damages and losses (including any loss of profit) in connection with its performance under, or any breach of, this Agreement unless specifically provided for in this Agreement. This limitation of liability, however, does not apply (i) in case of death or personal injury, (ii) if the party against whom a claim is made acted grossly negligent or with wilful misconduct, (iii) to claims by Third Parties, or (iv) to the extent prohibited by applicable law.

25.6	This Clause 25 shall survive termination or expiration of this Agreement.

26	Confidentiality

26.1	The Recipient shall take all steps and do all things necessary to ensure that, both during and for [***] after the expiry of the applicable Product Schedule Term, or, if later, after termination of this Agreement, all Confidential Information shall be kept secret and confidential and not be disclosed or made use of outside the business of the Recipient for any purpose other than the registration, marketing and Manufacture of the applicable Product(s) in accordance with the terms of this Agreement.

26.2	The provisions of Clause 26.1 shall not apply to information which the Recipient can show:

(a)	was known to the Recipient or any of its Affiliates prior to disclosure by or on behalf of the Disclosing Party or any of its Affiliates; or

(b)	is or subsequently becomes public knowledge through no fault of the Recipient; or

(c)	is or was independently developed by the Recipient or any of its Affiliates without using or referencing the Confidential Information; or

(d)	is disclosed to the Recipient or any of its Affiliates by a Third Party with good legal title but without restrictions on disclosure or use.

26.3	In the event the Recipient is required by applicable law or compelled by order of a court or regulatory agency of competent jurisdiction, to disclose any Confidential Information, as soon as the Recipient learns of the disclosure requirement or that a Third Party is seeking such a disclosure requirement, and before making such disclosure, the Recipient will promptly notify the Disclosing Party in writing of the requirement and the applicable terms, to the extent legally permitted. The Disclosing Party may, in its sole discretion and at its sole cost and expense, undertake any challenge to or defence against such disclosure requirement. The Recipient will cooperate with the Disclosing Party as is reasonably necessary, to minimise or eliminate the required disclosure of Confidential Information consistent with applicable law and to obtain proprietary or confidential treatment of such Confidential Information by any person to whom such information is disclosed pursuant to this paragraph before any such disclosure. Should the Recipient be compelled by such legal process to disclose Confidential Information, the Recipient may disclose only that part of the Confidential Information, which its legal counsel confirms it is required to disclose.

26.4	Both parties shall treat as confidential the contents of this Agreement.

26.5	The public announcement of the execution of this Agreement is set out in Schedule 4 and shall be promptly disseminated as a press release following the execution of this Agreement by both parties. Save for the press release set out in Schedule 4, no party shall make, or permit any person to make, any other public announcement concerning the subject matter or terms of this Agreement, the wider transactions contemplated by it, or the relationship between the parties, without the prior written consent of the other party (such consent not to be unreasonably

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withheld, conditioned delayed), except as required by law, any governmental or regulatory authority, any court or other authority of competent jurisdiction.

27	Force Majeure

27.1	The performance by either party of any covenant or obligation on its part to be performed under this Agreement (other than an obligation to pay money) shall be excused by any event of Force Majeure.

27.2	In the event that a condition of Force Majeure prevents a party from performing any of its material obligations for more than [***], the party so affected shall exert all Commercially Reasonable Efforts to eliminate, cure, or overcome any such causes and to resume performance to its obligations with all possible speed.

27.3	In case the Force Majeure event is continuing for more than [***] and preventing Alvotech from continuing to supply any Product to ADVANZ, so long as such circumstances prevail, ADVANZ has the right to obtain its requirements of such Product from other sources, until Alvotech is able to resume supply. If the Force Majeure event continues for more than [***] and effectively prevents Alvotech from continuing to supply any Product to ADVANZ, ADVANZ shall have the right to terminate the Agreement in respect of such Product upon written notice to Alvotech.

28	Commencement and Duration

28.1	This Agreement shall commence on the Signature Date and shall, unless terminated in its entirety in accordance with its terms, continue until the end of the last Product Schedule Term (the “Term”).

28.2	Termination or expiration of this Agreement will not relieve either party of any obligation accruing prior to expiration or termination, including any breach of such obligations.

28.3	Provisions of this Agreement which are expressed to survive its expiry or termination, or from the nature or context of which it is contemplated that they are to survive, shall remain in full force and effect notwithstanding such expiry or termination.

29	Early Termination and Rights on Termination

29.1	In case either party (ADVANZ or Alvotech, as applicable) shall:

(a)	withhold from the other for a period of three (3) months or more any monies due to the other unless the same are the subject of a legitimate dispute;

(b)	commit or permit any substantial breach of any material term or provision of this Agreement and (for a breach which is capable of remedy) fail to remedy that breach within ninety (90) days of receiving written notice from the other party;

(c)	have a receiver or administrator appointed in respect of any of its assets, or enter into any arrangement or composition with its creditors;

(d)	go into liquidation whether voluntary or compulsory (except for the purpose of reconstruction or amalgamation);

(e)	suspends, or threatens to suspend, payment of its debts or be unable to pay its debts as they fall due or admits inability to pay its debts or be deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (IA 1986) as if the

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words “it is proved to the satisfaction of the court” did not appear in sections 123(1)(e) or 123(2) of the IA 1986;

(f)	be the subject of financial reorganisation, apply to court for, or obtain, a moratorium under Part A1 of the Insolvency Act 1986;

(g)	a resolution is passed, or an order is made, for the winding up of a party; or

(h)	where any event occurs, or proceeding is taken, with respect to a party in any jurisdiction to which it is subject that has an effect equivalent or similar to any of the events mentioned in Clause 29.1(c) to Clause 29.1(g) (inclusive), then the other party shall be at liberty at any time to terminate this Agreement, on a country or Product basis or in its entirety in respect of Clauses 29.1(a) and (b), and in its entirety in respect of Clauses 29.1(c) to (h) inclusive, immediately on giving notice in writing to the other party, but such termination shall be without prejudice to the rights of either party against the other then accruing or accrued in respect of the event giving rise to such termination or otherwise under this Agreement.

29.2	Upon expiry or termination of each Product Schedule Term, or termination of this Agreement in respect of one or more Product(s) by ADVANZ pursuant to Clauses 13.13, 27.3 or 29.1, the rights and obligations of the parties hereunder with respect to the Product(s) concerned shall terminate as of the effective date of such termination, and, ADVANZ’s license under Clause 5.1 of this Agreement with respect to such Product(s) shall survive and convert to a non-exclusive, royalty-free, sub-licensable, perpetual license.

For the avoidance of doubt, in such circumstances, and with respect to the Product(s) concerned, ADVANZ shall be entitled to continue to own the MAs and use the Dossier and Know-How for the sole purpose of obtaining and maintaining the MAs in the Territory and supplying the market in the Territory under those MAs. In addition, ADVANZ shall be entitled to use Product sourced from a Third Party, and Alvotech shall use Commercially Reasonable Efforts to enable ADVANZ to take over Alvotech’s rights to take supplies for the Territory including (if applicable) from Alvotech’s manufacturer on no less favourable terms than Alvotech then enjoys.

29.3	For clarity, where this Agreement grants ADVANZ the right to terminate in respect of one or more Product(s) and/or one or more countries of the applicable Territory, and if ADVANZ exercises such right, the remainder of this Agreement shall survive in respect of the remaining Product(s) and Territories.

29.4	[***]

29.5	[***].

30	Assignment

30.1	Neither this Agreement nor any rights and/or obligations hereunder may be assigned in whole or in part or otherwise transferred by either party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that either party may assign this Agreement and its rights and obligations hereunder without the other party’s consent (a) in connection with the transfer or sale of all or substantially all of the business of such party to which this Agreement relates to another party, whether by merger, sale of stock, sale of assets or otherwise, or (b) to any of its Affiliates, on condition that the assigning party (i) notifies the other party in writing, (ii) ensures such Affiliate agrees to adhere to the assigning party’s obligations under this Agreement, and (iii) remains primarily liable for the performance by such Affiliate of its obligations under this Agreement. Also, each

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party shall always have the right to perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates.

30.2	No rights and/or obligations under this Agreement may be sublicensed by ADVANZ without the prior written consent of Alvotech (which consent shall not be unreasonably withheld, conditioned or delayed), provided, however, that ADVANZ may sublicense any of such rights and/or obligations without Alvotech’s consent to any of ADVANZ’s Affiliates, on condition that ADVANZ (i) notifies Alvotech in writing, (ii) ensures each sublicensee agrees to adhere to ADVANZ’s applicable obligations under this Agreement, and (iii) remains primarily liable for the performance by such sublicensee(s) of ADVANZ’s obligations under this Agreement.

31	Compliance with Anti-Corruption Laws

31.1	Each party is committed to conduct business with the highest degree of ethics and integrity and will comply with the letter and spirit of all relevant local and international anti-corruption laws and regulations.

32	Waiver

32.1	The waiver by either party of a breach of any of the provisions of this Agreement by the other party shall not be construed as a waiver of any succeeding breach of the same or other provisions; nor shall any delay or omission by either party in exercising any right that it may have under this Agreement operate as a waiver of any breach or default by the other party.

33	Notices

33.1	Any notice (or other communication) required to be given under this Agreement, shall be in writing and shall be delivered personally, or sent by overnight express courier service to the party required to receive the notice (or communication), addressed to the contact persons set out below:

Alvotech

Alvotech hf.

Saemundargata 15-19 101

Reykjavik

Iceland

Attn: CEO

With a copy to: General Counsel

ADVANZ

Mercury Pharma Group Limited

C/O: Chief Corporate Development Officer

Capital House

85 King William Street

London, EC4N 7BL

United Kingdom

with a copy sent by email to: [***]

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or to such other address for such party as it shall have specified by like notice to the other party, provided, that notices of a change of address shall be effective only upon receipt thereof. If delivered personally, the date of delivery shall be deemed to be the date on which such notice or request was given. If sent by overnight express courier service, the date of delivery shall be deemed to be the next Business Day after such notice or request was deposited with such service. Notwithstanding the foregoing, for any notice delivered outside normal business hours (which shall for these purposes mean in the country of the recipient of the notice), delivery shall be deemed to occur on the Business Day following such delivery. The parties shall also send a scanned copy of any such notice to the email addresses set forth above.

34	General

34.1	No modifications, amendments or supplements to this Agreement or a Product Schedule shall be effective for any purpose unless in writing and signed by both parties.

34.2	This Agreement (including the Schedules attached hereto), each Product Schedule entered into by the parties, the Technical Agreement and the SDEA constitute the entire agreement and supersede any previous agreement between the parties relating to the subject matter of this Agreement.

34.3	If any provision of this Agreement shall be found by a court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect. If any provision of this Agreement or part thereof is rendered void, illegal in any respect under any law, but would be valid or enforceable if some part of the provision were deleted, the provision in question shall apply with such modification(s) as may be necessary to make it valid.

34.4	The signature of this Agreement sent by email in “portable document format” (.pdf) with return receipt, or by any other authentic electronic way that preserves the appearance and original content of this Amendment, shall have the same effect as the physical delivery of the hard copies containing the handwritten signature of the legal representative of each Party.

35	Data Protection

35.1	This Agreement is intended to set forth the terms of the licence and supply of the Products in the Territory and does not cover the processing of personal data. If either party processes the other party’s personal data, the parties shall conclude a separate data processing agreement before beginning the processing activities. The data processing agreement will include terms and conditions in accordance with applicable data protection laws, including the EU General Data Protection Regulation and any other applicable laws and regulations with respect to the personal data protection in the Territory and any other relevant country.

36	Sanctions

36.1	Each Party warrants that it complies with all applicable UN, US, UK and EU export restrictions, economic sanctions and similar laws and regulations of these bodies (“Sanctions”). Each Party shall impose all reasonable measures to ensure compliance with the Sanctions by their Affiliates, customers, suppliers, subcontractors or any other partner.

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37	Governing Law and Dispute Resolution

37.1	This Agreement and any dispute or claim arising out of, or in connection with it, its subject matter or formation (including non-contractual disputes or claims) shall be governed by and interpreted under the laws of England and Wales, excluding its provisions on choice of law and excluding the United Nations Convention on Contracts for the International Sale of Goods.

37.2	In case of any dispute or difference between the Parties related to this Agreement as to the meaning or effects of any of the clauses of this Agreement, the parties’ senior executives shall meet as promptly as possible after receipt of a notice of such dispute to amicably resolve the same in good faith. If the parties are unable to satisfactorily resolve the dispute within [***] following the referral to the parties’ senior executives, then the parties irrevocably agree that the courts of England shall have exclusive jurisdiction to settle any dispute or claim arising out of, or in connection with it, its subject matter or formation (including non-contractual disputes or claims) and either party may refer such dispute to be settled by the courts in London, UK.

IN WITNESS, the parties have caused this Agreement to be executed by their duly authorized representatives on the date first written above.

-SIGNATURES ON THE FOLLOWING PAGE-

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Alvotech hf /s/ Robert Wessman	Mercury Pharma Group Limited /s/ Vikram Kamath
Name:Robert Wessman	Name: Vikram Kamath
Title: CEO and Chairman	Title: Vice President Finance and Group Controller

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Schedule 1

[***]

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Schedule 2

[***]

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Schedule 3

[***]

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Schedule 4

Press Release

[To be inserted]

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